Results of Special Meeting of Shareholders

A special meeting of the shareholders (the Meeting) of the Trust was held on March 22, 2006. The Funds are separate investment series of the Trust. The Meeting was held for the purpose of electing Trustees of the Trust.
As of the record date for the Meeting, there were 5,333,415 shares of beneficial interest in the Trust outstanding and entitled to vote at the Meeting. Information regarding the results of the shareholder vote are set forth below. Each of the nominees was elected to the Board by the requisite shareholder vote.



Trustee			Affirma-	 % of 	  Votes	% of
Nominee			tive		Out-	  With-	Out-
			Votes		standing  held	standing
James H. Woodward	4,826,471	90.49%	168,425 3.16%
Michael M. Van Buskirk	4,819,855	90.37%	175,040	3.28%
Maurice G. Stark	4,819,855	90.37%	175,040	3.28%
Diane E. Armstrong	4,759,682	89.24%	235,213	4.41%
Walter B. Grimm		4,795,484	89.91%	199,411	3.74%